UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. 4)1
LEGACY HOUSING CORPORATION

(Name of Issuer) Common Stock, $0.001 Par Value
(Title of Class of Securities) 52472M101
(CUSIP Number) December 31, 2023

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐      Rule 13d-1(b)

☐      Rule 13d-1(c)

☒      Rule 13d-1(d)

1 The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 52472M101

1	NAMES OF REPORTING PERSONS Kenneth E. Shipley
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 3,026,610(1)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 3,026,610(1)
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,026,610(1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 12.4%(2)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)	Includes 100,000 shares of Common Stock owned by Shipley Bros., Ltd., an entity controlled by the Reporting Person.

(2)	Such percentage is based on 24,391,797 shares of the Company’s Common Stock outstanding as of November 6, 2023 as reported in the Company’s Quarterly Report on Form 10-Q filed with the U.S. Securities and Exchange Commission on November 9, 2023.

CUSIP No. 52472M101

Item 1(a).	Name of issuer: Legacy Housing Corporation, a Texas corporation (the “Company”).
Item 1(b).	Address of issuer’s principal executive offices: 1600 Airport Freeway #100 Bedford, Texas 76022
Item 2(a).	Name of person filing
Item 2(b).	Address of principal business office or, if none, residence
Item 2(c).	Citizenship Kenneth E. Shipley c/o Legacy Housing Corporation 1600 Airport Freeway #100 Bedford, Texas 76022 Citizenship: USA
Item 2(d).	Title of class of securities: Common Stock, $0.001 par value per share (the “Common Stock”).
Item 2(e).	CUSIP No.: 52472M101

Item 3.	If this statement is filed pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

	☒	Not applicable.
(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);
(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);
(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	☐	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);
(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K).
If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution: _____

Item 4	Ownership
(a)

Amount beneficially owned:

As of December 31, 2023, Kenneth E. Shipley beneficially owned 3,026,610 shares of Common Stock. Such amount includes 100,000 shares of Common Stock owned by Shipley Bros., Ltd., an entity controlled by Mr. Shipley.

(b)

Percent of class:

Such percentage is based on 24,391,797 shares of the Company’s Common Stock outstanding as of November 6, 2023 as reported in the Company’s Quarterly Report on Form 10-Q filed with the U.S. Securities and Exchange Commission on November 9, 2023.

CUSIP No. 52472M101

(c)

Number of shares as to which such person has:

(i)         Sole power to vote or to direct the vote

     See Cover Pages Items 5-9.

(ii)        Shared power to vote or to direct the vote

     See Cover Pages Items 5-9.

(iii)       Sole power to dispose or to direct the disposition of

     See Cover Pages Items 5-9.

(iv)       Shared power to dispose or to direct the disposition of

     See Cover Pages Items 5-9.

Item 5

Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐

Item 6	Ownership of More than Five Percent on Behalf of Another Person. Not Applicable.
Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person. Not Applicable.
Item 8	Identification and Classification of Members of the Group. Not Applicable.
Item 9	Notice of Dissolution of Group. Not Applicable.
Item 10	Certifications. Not Applicable.

CUSIP No. 52472M101

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2024

/s/ Max. M. Africk
Name: Max. M. Africk
Title: Attorney-in-fact*

* Max M. Africk is signing on behalf of Kenneth E. Shipley as attorney-in-fact pursuant to the October 23, 2023 Power of Attorney attached hereto and filed herewith as Exhibit 24.

LEGACY HOUSING CORPORATION

LIMITED POWER OF ATTORNEY

SECURITIES LAW COMPLIANCE

Know all by these presents, that the undersigned, as a Section 16 reporting person of Legacy Housing Corporation (the “Company”), hereby constitutes and appoints Max M. Africk his true and lawful attorney-in-fact to:

1.	execute for and on behalf of the undersigned Schedules 13D and 13G, Form ID, and Forms 3, 4 and 5 in accordance with Sections 13 and 16(a) of the Securities Exchange Act of 1934 (the “Exchange Act”) and the rules thereunder;

2.	do and perform any and all acts for and on behalf of the undersigned which may be necessary or desirable to complete the execution of any such Schedules 13D or 13G, Form ID application for EDGAR codes, and Forms 3, 4 or 5, and the timely filing of such forms with the U.S. Securities and Exchange Commission and any other authority; and

3.	take any other action of any type whatsoever in connection with the foregoing which, in the opinion of such attorney-in-fact, may be of benefit to, in the best interest of, or legally required by, the undersigned, including, without limitation, the execution and filing of a Form 4 with respect to a transaction which may be reported on a Form 5, it being understood that the documents executed by such attorney-in-fact on behalf of the undersigned pursuant to this Power of Attorney shall be in such form and shall contain such terms and conditions as such attorney-in-fact may approve in his discretion.

The undersigned hereby grants to such attorney-in-fact full power and authority to do and perform all and every act and thing whatsoever requisite, necessary and proper to be done in the exercise of any of the rights and powers herein granted, as fully and to, all intents and purposes as he might or could do in person, with full power of substitution and re-substitution, hereby ratifying and confirming all that such attorney-in-fact, or his substitute or substitutes, shall lawfully do or cause to be done by virtue of this Power of Attorney and the rights and powers herein granted.

The undersigned acknowledges that the foregoing attorney-in-fact, in serving in such capacity at the request of the undersigned, is not assuming any of the undersigned’s responsibilities to comply with Sections 13 and 16 of the Exchange Act.

This Power of Attorney shall remain in full force and effect until the undersigned is no longer required to file any Schedules 13D and 13G and Forms 3, 4 and 5 in accordance with Sections 13 and 16(a) of the Exchange Act and the rules thereunder with respect to the undersigned’s holdings of and transactions in securities issued by the Company, unless earlier revoked by the undersigned in a signed writing delivered to the foregoing attorney-in-fact.

IN WITNESS WHEREOF, the undersigned has caused this Power of Attorney to be executed as of this 23rd day of October 2023.

/s/ Kenneth E. Shipley
Kenneth E. Shipley